SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QUINTILES IMS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share	74876Y101
(Title of class of securities)	(CUSIP number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

Tel: (416) 868-1171

(Name, address and telephone number of person authorized
to receive notices and communications)

October 3, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 74876Y101	SCHEDULE 13D	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS Canada Pension Plan Investment Board
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,569,600
	8	SHARED VOTING POWER 17,839,281
	9	SOLE DISPOSITIVE POWER 1,569,600
	10	SHARED DISPOSITIVE POWER 17,839,281
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,408,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on a total of 245,921,362 shares of Common Stock of the issuer outstanding as of October 3, 2016, as reported on the Current Report on Form 8-K filed by the issuer with the Securities and Exchange Commission on October 3, 2016.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS CPP Investment Board Private Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,839,281
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,839,281
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,839,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2)	Based on a total of 245,921,362 shares of Common Stock of the issuer outstanding as of October 3, 2016, as reported on the Current Report on Form 8-K filed by the issuer with the Securities and Exchange Commission on October 3, 2016.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 4 of 10 Pages

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of Quintiles IMS Holdings, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 4820 Emperor Blvd., Durham, North Carolina 27703.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by:

(i)	Canada Pension Plan Investment Board (“CPPIB”); and

(ii)	CPP Investment Board Private Holdings, Inc., a wholly-owned subsidiary of CPPIB (“CPPIB-PHI” and together with CPPIB, the “Reporting Persons”).

All disclosures herein with respect to the Reporting Persons are made only by the Reporting Persons.

(b)	The principal business address of each of the Reporting Persons is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada.

(c)	The principal business of CPPIB is to invest the assets of the Canada Pension Plan. The principal business of CPPIB-PHI is an investment holding company.

(d)	None of the Reporting Persons has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, with respect to each Reporting Person, information concerning the name, business address, principal occupation and citizenship of its general partners, executive officers and board of directors and each person controlling such Reporting Person (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

According to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 3, 2016, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 3, 2016, between the Issuer and IMS Health Holdings, Inc. (“IMS Health”), IMS Health merged with and into the Issuer on October 3, 2016 (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger. Upon the consummation of the Merger, each issued and outstanding share of IMS Health’s common stock was converted into the right to receive 0.3840 of a share of the Issuer’s common stock, subject to the terms and conditions of such Agreement and Plan of Merger.

Immediately prior to the Merger, the Reporting Persons beneficially owned 46,456,461 shares of common stock of IMS Health. As a result of the Merger, the Reporting Persons acquired beneficial ownership of 17,839,281 shares of the Issuer’s common stock.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 5 of 10 Pages

CPPIB also owned 1,569,600 shares of the Issuer’s common stock prior to the Merger, which were acquired in the open market using its own working capital.

Item 4. Purpose of Transaction

The Reporting Persons acquired their shares of the Issuer’s common stock for investment purposes.

CPPIB-PHI is party to a Shareholders Agreement, dated as of May 3, 2016, with the Issuer and certain other stockholders of the issuer (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement, effective as of the consummation of the Merger, CPPIB-PHI and certain other stockholders of the Issuer agreed, among other things, to vote their respective shares of the Issuer’s common stock in favor of certain individuals designated to the Issuer’s board of directors (“Board”) in accordance with the terms and conditions thereof, including an individual designated by CPPIB-PHI (until the earlier of the day after the Issuer’s 2018 annual meeting of stockholders or the time at which CPPIB-PHI ceases to beneficially own at least 2.5% of the then outstanding shares of the Issuer’s common stock). The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the full text of the Shareholders Agreement, which is attached as Exhibit 99.2 and which exhibit is incorporated by reference in its entirety in this Item 4.

Each Reporting Person intends to review its investment in the Issuer on a continuing basis. As a result thereof, a Reporting Person may communicate with members of the Issuer’s management, the Board and/or other relevant persons from time to time with respect to operational, strategic, financial or governance matters related to the Issuer. While the Reporting Persons do not have any current intent, plan or proposal to purchase any additional securities of the Issuer or sell any securities of the issuer, a Reporting Person may decide to purchase or sell securities of the Issuer from time to time in accordance with applicable securities laws depending upon a variety of factors, including, without limitation, future market and economic conditions and developments affecting the Issuer, its business or its securities.

Except as otherwise set forth in this Item 4, the Reporting Persons and, to the Reporting Persons’ knowledge, the Covered Persons, do not have any current intention, plan or proposal which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5. Interest in Securities of the Issuer

(a)-(b)	See items 7 to 11 and 13 on pages 2 and 3 of this Schedule 13D.

CPPIB beneficially owns 19,408,881 shares of the Issuer’s common stock (“Common Shares”), representing approximately 7.9% of the outstanding Common Shares. CPPIB-PHI beneficially owns 17,839,281 Common Shares, representing approximately 7.3% of the outstanding Company Shares. Such percentages are calculated based on a total of 245,921,362 Common Shares outstanding as of October 3, 2016, as reported on the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 3, 2016.

CPPIB-PHI directly owns 17,839,281 Common Shares and CPPIB is an indirect beneficial owner of such Common Shares owned by CPPIB-PHI. CPPIB-PHI and CPPIB have shared voting power and shared dispositive power with respect to such 17,839,281 Common Shares.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 6 of 10 Pages

In addition, CPPIB directly owns 1,569,600 Common Shares, with respect to which it has sole voting power and sole dispositive power.

As a result of the Shareholders Agreement, the Reporting Persons may be deemed to be members of a group (the “Group”) holding over 10% of the outstanding Common Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any of the Issuer’s securities owned by any member of the Group, other than the securities covered by this Schedule 13D, as listed in items 7-11 on pages 2 and 3 of this Schedule 13D.

(c)	Other than as described in Item 3 above, none of the Reporting Persons, nor, to their knowledge, any of the Covered Persons, has effected any transaction in Common Shares during the past sixty (60) days.

(d)	No person (other than the Reporting Persons) is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Common Shares covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CPPIB-PHI is party to the Shareholders Agreement. See the second paragraph of Item 4, which is incorporated into this Item 6 by reference. In addition to providing for certain Board designation rights of certain stockholders, the Shareholders Agreement contains certain restrictions on transfers of Common Shares by certain stockholders and provides for certain registration rights of certain stockholders.

The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the full text of the Shareholders Agreement, which is attached as Exhibit 99.2 and which exhibit is incorporated by reference in its entirety in this Item 4.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of October 13, 2016, between the Reporting Persons

Exhibit 99.2	Shareholders Agreement, dated as of May 3, 2016, by and between the Issuer, CPPIB-PHI and certain other stockholders party thereto (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 3, 2016)

CUSIP No. 74876Y101	SCHEDULE 13D	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2016

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
	Name: Title:	Patrice Walch-Watson Senior Managing Director, General Counsel & Corporate Secretary

CPP INVESTMENT BOARD PRIVATE HOLDINGS, INC.

By:	/s/ Pierre Abinakle
	Name: Title:	Pierre Abinakle Director & Secretary

CUSIP No. 74876Y101	SCHEDULE 13D	Page 8 of 10 Pages

SCHEDULE I

Directors of CPPIB

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Ian A. Bourne

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Robert L. Brooks

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Ireland

Pierre Choquette

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Pakistan

Nancy Hopkins

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Douglas W. Mahaffy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

Jackson Tai

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: United States

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

CUSIP No. 74876Y101	SCHEDULE 13D	Page 9 of 10 Pages

D. Murray Wallace

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, South Africa

Executive Officers of CPPIB

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer

Citizenship: Great Britain

Alain Carrier

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of International, Head of Europe

Citizenship: Canada and Great Britain

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: Canada

Graeme Eadie

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Real Assets

Citizenship: Canada

Shane Feeney

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Investments

Citizenship: Canada

Pierre Lavallée

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Investment Partnerships

Citizenship: Canada

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

CUSIP No. 74876Y101	SCHEDULE 13D	Page 10 of 10 Pages

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Benita M. Warmbold

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial Officer

Citizenship: Canada, Germany

Eric M. Wetlaufer

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Market Investments

Citizenship: United States

Nicholas Zelenczuk

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Operations Officer

Citizenship: Canada

Directors of CPPIB-PHI

Karen Rowe

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Investment Finance, CPPIB

Citizenship: Canada

Pierre Abinakle

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director, Legal, CPPIB

Citizenship: Canada

Officers of CPPIB-PHI

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer, CPPIB

Citizenship: Great Britain

Karen Rowe

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Investment Finance, CPPIB

Citizenship: Canada

Pierre Abinakle

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director, Legal, CPPIB

Citizenship: Canada